





*AB 4/3

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67578 |

## FACING PAGE

**Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

KKR Capital Markets LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

| New York | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Knox (212) 659-2022
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| Two World Financial Center | New York | New York | 10281 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



4/4

# AFFIRMATION

I, John Knox, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to KKR Capital Markets LLC for the year ended December 31, 2011 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] February 27, 2012

Signature Date

Financial and Operations Principal

Title

Subscribed and sworn to before me,

On this 27th day of February, 2012

[signature]

LAURA JO SNYDER
...Public - State of New York
No. 01SN6098730
...lified in Kings County
...mission Expires Sep. 22, 20 15

KKR Capital Markets LLC
(A wholly owned subsidiary of KKR Capital Markets Holdings L.P.)
(SEC I.D. No. 8-67578)

# STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2011 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1943 as a Public Document

**Deloitte.**

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Sole Member of
KKR Capital Markets LLC

We have audited the accompanying statement of financial condition of KKR Capital Markets LLC (the "Company") (a wholly owned subsidiary of KKR Capital Markets Holdings L.P.) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of KKR Capital Markets LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2012

# KKR CAPITAL MARKETS LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2011

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 134,513,071 |
| Investment, at fair value | 20,000,000 |
| Syndication fees receivable | 8,814,548 |
| Prepaid expenses and other assets | 1,100,819 |
| Due from clearing broker | 503,466 |
| Furniture, equipment and tenant improvements, at cost (net of accumulated depreciation and amortization of $377,490) | 328,096 |
| TOTAL ASSETS | $ 165,260,000 |

### LIABILITIES AND MEMBER'S CAPITAL

| | |
|---|---|
| Income tax payable | $ 2,110,000 |
| Accounts payable and accrued expenses | 763,669 |
| Due to affiliate | 669,237 |
| Total Liabilities | 3,542,906 |
| Commitments and contingencies (see Note 3) | |
| Member's capital | 161,717,094 |
| TOTAL LIABILITIES AND MEMBER'S CAPITAL | $ 165,260,000 |

The accompanying notes are an integral part of this statement of financial condition

# KKR CAPITAL MARKETS LLC

## NOTES TO STATEMENT OF FINANCIAL CONDITION FOR THE YEAR ENDED DECEMBER 31, 2011

### 1. Organization and Business

KKR Capital Markets LLC (the "Company"), a wholly owned subsidiary of KKR Capital Markets Holdings L.P. (the "Parent"), is a limited liability company that was formed under the laws of Delaware. The Company is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary operations are to provide capital markets, advisory and underwriting services to companies in which KKR's affiliated private equity funds take a controlling or other equity interest, where they are seeking to raise capital through the public or private capital markets. The Company may also provide similar services to third party entities.

### 2. Summary of Significant Accounting Policies

**Basis of Presentation**

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates include the allocated syndicate deal expense to be offset against outstanding Syndication fees receivable for certain underwritings. Actual results could differ materially from these estimates.

**Cash and cash equivalents**

The Company considers its investments in money market funds to be cash equivalents if the original maturities are 90 days or less. Cash and cash equivalents are held by two financial institutions and are subject to the credit risk of each respective financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such cash equivalents, totaling $124,164,746, are classified as Level 1 in the fair value hierarchy because they trade in an active market at reported NAV.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

**Syndication Fees Receivable**
Syndication fees receivable, presented in the accompanying Statement of Financial Condition, are recorded net of related estimated syndicate deal expenses.

**Investment, at Fair Value**
The Company's investment consists of a time deposit with an original maturity of 182 days and is classified as a Level 2 asset in the fair value hierarchy. This time deposit is held with a single financial institution and is subject to the credit risk of this financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to this balance.

**Due from clearing broker**
Due from clearing broker consists of a cash deposit held with a single clearing broker, and therefore is subject to the credit risk of that financial institution. The Company has entered into a Proprietary Accounts of Introducing Brokers agreement with its clearing broker that allows the Company to include such deposits as allowable assets in its net capital computation.

**Furniture, equipment and tenant improvements**
Furniture, equipment and tenant improvements are recorded at cost less accumulated depreciation and amortization. The Company periodically evaluates the carrying value of furniture, equipment and tenant improvements when events and circumstances suggest that such assets may be impaired.

The balances, by major class of depreciable and amortizable assets, at December 31, 2011 are as follows:

| | | |
|---|---|---|
| Furniture and equipment | $ | 232,496 |
| Tenant improvements | | 473,090 |
| Furniture, equipment and tenant improvements | | 705,586 |
| Less: Accumulated depreciation and amortization | | (377,490) |
| Furniture, equipment and tenant improvements, net | $ | 328,096 |

**Income tax**
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. However, in connection with the Parent's partnership structure, the Parent is subject to New York City unincorporated business tax based on a statutory rate of 4%. The Company has recorded a liability to the Parent of $2,110,000, in Income tax payable, for this tax.

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2011 these differences were immaterial.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Parent remains subject to U.S. federal and state income tax audits for all periods subsequent to 2006.

**Related Party and Affiliate Transactions**
Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

During 2011, the Company distributed $50,000,000 to the Parent.

The Company's administrative services agreement with KKR provides for the netting of receivables and payables relating to certain administrative services provided mutually between KKR and the Company.

As of December 31, 2011 the Company had a net payable due to KKR totaling $669,237. This amount was fully paid by the Company to KKR during February 2012.

Substantially all of the Company's Syndication fees receivable was earned from services performed as a member of an underwriter group on behalf of issuers, which are affiliates of the Parent and KKR.

During 2011, the Company and a lending affiliate collectively entered into financing commitments for certain loans resulting in the Company earning various fees to the extent the financing obligations were syndicated to third parties or were otherwise replaced with securities offerings effected by the Company.

Additionally, KKR and its affiliates allocate certain noncash compensation to the Company which is recorded by the Company as noncash capital contributions. See Note 4, "Profit Sharing Plans" and Note 5, "Equity-Based Compensation" for further discussion on noncash compensation.

**Related Party and Affiliate Transactions (continued)**

Effective in 2011, the Company entered into an intra-group service level agreement with certain foreign broker dealer affiliates whereby fees or expenses may be billed as agreed upon. As of December 31, 2011 no amounts were payable or receivable from such affiliated broker dealers.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

## 3. Commitments and Contingencies

**Leases** - Effective January 1, 2011 the Company amended its lease for office space. KKR has guaranteed the obligation of the Company in connection with the lease agreement.

The amended lease has provisions for escalation based upon the assessed valuation of the property, and future collective bargaining agreements entered into by the lessor and certain of its employees. In addition, the Company has the ability to terminate this lease upon providing the landlord with 90 days advance notice.

**Guarantees** - The Company's agreement with its clearing broker dealer requires the Company to indemnify the clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. As of December 31, 2011, the clearing broker had not provided services to the Company in this capacity. As of December 31, 2011, the Company has not recorded any contingent liability in the financial statement for this indemnification.

## 4. Profit Sharing Plans

The Company is a participant in KKR's defined contribution plan; accordingly, all eligible employees of the Company are covered under the plan. The Company contributes up to a maximum of 10% of each employee's eligible compensation up to a maximum of $24,500 per employee per annum.

With respect to an affiliate's interest in KKR's funds and co-investment vehicles that provide for carried interest, such affiliate may allocate to certain eligible employees of the Company a portion of the carried interest earned in relation to these funds as part of its carry pool. The KKR affiliate generally allocates approximately 40% of the carry it receives from these funds and vehicles to its carry pool, although this percentage may fluctuate over time. The Company records compensation costs related to carry pool allocations incurred by such affiliate on behalf of employees of the Company. The Company does not reimburse KKR for such carry pool allocations; accordingly all such amounts are deemed to be noncash capital contributions.

## 5. Equity-Based Compensation

Certain employees of the Company are participants in equity-based compensation plans sponsored by KKR affiliates. Units are granted to individuals by such affiliate, and the Company records allocated compensation costs incurred by such affiliate on behalf of employees of the Company. For each plan described below, the allocated value of the equity-based compensation from KKR or affiliates to the Company is not reimbursable; accordingly, all such amounts are deemed to be noncash capital contributions. The following is a description of the plans in which the Company's employees participate.

**KKR Holdings Units** — Eligible employees of the Company have been granted units in KKR Holdings L.P. (the "Holdings Units"), a KKR affiliate, which are generally subject to minimum retained ownership requirements and transfer restrictions, and allow for the ability to exchange the Holding Units into units of its publicly traded affiliate, KKR & Co., L.P. (the "Common Units"), on a one-for-one basis. Except for any Holdings Units that were deemed fully vested on the date of grant, Holdings Units are subject to service based vesting over a period of up to five years. Transfer restriction periods if applicable will last for a minimum of (i) one year with respect to one-half of the interests vesting on any vesting date and (ii) two years with respect to the other one-half of the interests vesting on such vesting date. While providing services to the Company or one of its affiliates, these individuals may also be subject to minimum retained ownership rules requiring them to continuously hold at least 25% of their vested interests. Upon separation from the Company and KKR affiliates, certain Holdings Unit holders will be subject to the terms of a non-compete agreement that may require the forfeiture of certain vested and unvested Holdings Units should the terms of the non-compete be violated. Holders of Holdings Units are entitled to participate in distributions received by KKR Holdings only to the extent that such Holdings Units are vested.

The grant date fair value of unvested Holdings Units is discounted for the lack of participation rights in the expected distributions on such Holdings Units, which ranges from 5% to 38%, depending on the vesting period for the Holdings Unit, multiplied by the number of unvested Holdings Units on the grant date. Additionally, the calculation of compensation expense by the Company, associated with unvested Holdings Units assumes a forfeiture rate of up to 4% annually based upon expected turnover by employee class. As of December 31, 2011, there was $11.9 million of estimated unrecognized compensation expense related to these unvested Holdings Units to employees of the Company. That cost, subject to revised allocation amounts in future periods, is expected to be recognized over a weighted-average period of 1.5 years, using the graded attribution method, which treats each vesting portion as a separate award.

**Restricted Equity Units** — Grants of restricted equity units in KKR Holdings ("REU's") have been made to professionals, support staff, and other personnel of the Company. The vesting of REU's occurs in installments up to to five years from the date of grant. Holders of unvested REU's participate in distributions received by KKR Holdings during this vesting period. As of December 31, 2011, there was approximately $0.1 million of estimated unrecognized compensation expense related to REU's. That cost is expected to be recognized over a weighted average period of 1.5 years, using the graded attribution method, which treats each vesting portion as a separate award. The Company does not reimburse KKR for such REU's; accordingly all such amounts are deemed to be noncash capital contributions.

**Public Equity Units** — Under the KKR & Co., L.P. 2010 Equity Incentive Plan, KKR granted awards to employees of the Company that relate to Common Units which vest over a period of up to five years from the date of grant. Compensation expense on these awards is calculated based on the fair value of Common Units on the grant date. The grant date fair value of unvested Common Units is discounted for the lack of participation rights in the expected distributions on such Common Units, which ranges from 5% to 38%, depending on the vesting period for the awards, multiplied by the number of unvested Common Units on the grant date. Additionally, the calculation of compensation expense by the Company, associated with unvested Common Units assumes a forfeiture rate of up to 4% annually based upon expected turnover by employee class.

**Public Equity Units (continued)**

As of December 31, 2011 there was approximately $1.3 million of estimated unrecognized compensation expense related to unvested awards granted to employees of the Company. That cost is expected to be recognized over a weighted average period of 2.2 years, using the straight line attribution method of expense recognition.

**Discretionary Compensation and Discretionary Allocations** — Certain employees of the Company who hold Holdings Units are expected to be allocated, on a discretionary basis, distributions on equity units held by KKR Holdings. These discretionary allocations, which are determined each annual period, entitle the employees to receive amounts in excess of their vested equity interests in KKR Holdings units..

## 6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2011, the Company had net capital of $148,930,658 which exceeded the required net capital of $236,194 by $148,694,464. In addition, the Company's ratio of aggregate indebtedness to net capital was .02 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii).

## 7. Subsequent Events

These financial statements were approved by management and available for issuance on February 28, 2012. Subsequent events have been evaluated through this date.

In January 2012, the Company distributed $41,000,000 to the Parent.

* * * * *

# Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2012

KKR Capital Markets LLC
9 West 57th Street
New York, NY 10019

In planning and performing our audit of the financial statements of KKR Capital Markets LLC and (the "Company") (a wholly owned subsidiary of KKR Capital Markets Holdings L.P.) as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP